Filed by LiveWire Group, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Harley-Davidson, Inc.

AEA-Bridges Impact Corp.

Commission File No.: 001-09183

Date: April 18, 2022

Kjell Gruner and William (Bill) Cornog to Join LiveWire Board of Directors

MILWAUKEE (April 18, 2022) – Harley-Davidson, Inc. (“Harley-Davidson”) (NYSE: HOG) today announces that, on completion of the merger with AEA-Bridges Impact Corp. (“ABIC”), Kjell Gruner and William (Bill) Cornog will join the Board of Directors of LiveWire Group, Inc. (“LiveWire”), along with Dr. John Garcia, Jochen Zeitz and three additional Harley-Davidson executives.

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson:

“With LiveWire soon to be the first publicly traded EV motorcycle company in the U.S., I’m excited that Kjell and Bill will be joining the LiveWire Board. Both Kjell and Bill bring a wealth of experience as leaders that will benefit LiveWire on its journey to be the ultimate electric motorcycle brand in the world, leading the electrification of the sport.”

Kjell Gruner, Chief Executive Officer of Porsche Cars North America, brings extensive automotive and brand strategy experience to the board that will help LiveWire lead in electric. Gruner served as the Chief Marketing Officer of Porsche from September 2010 to October 2020 and as Director of Strategy Mercedes-Benz Cars for Daimler from 2004 to 2010. Gruner earned a Masters from Karlsruhe Institute of Technology and a PhD scl in Marketing from WHU – Otto Beisheim School of Management.

Bill Cornog, Managing Partner of KKR Capstone, brings proven experience in sustainability and operations to the LiveWire board. Cornog joined KKR Capstone, KKR’s portfolio operations team, in 2002 and also serves as a member of KKR’s Americas, EMEA, APAC, Infrastructure, TMT Growth Portfolio Management, Investment & Distribution and Valuation Committees. Prior to joining KKR, Cornog was with Williams Communications Group as the Senior Vice President and General Manager of Network Services. Prior to that, Cornog was a partner at The Boston Consulting Group. Cornog currently is a director at Channel Control Merchants, Genesis Care and Laureate Education, all of which are KKR portfolio companies, Laureate being a public company since 2017. Cornog earned a B.A. from Stanford University and an M.B.A. from Harvard Business School.

Announced LiveWire Board Members:

As announced in December, Zeitz will serve as Chairman of the Board, and as Acting CEO of LiveWire for up to two years following completion of the merger, bringing extensive learnings in the EV sector.

Representing ABIC, Dr. John Garcia, Chairman and Co-Chief Executive Officer of ABIC will serve on the LiveWire Board of Directors. Dr. Garcia also serves as Executive Chairman of AEA Investors LP (“AEA”) and, over his 20 plus years of leadership at AEA, has a long history of partnering with institutional investors and helping entrepreneur- and family-led businesses to maximize their potential and meet their long-term goals.

Harley-Davidson executives Gina Goetter, Chief Financial Officer, Edel O’Sullivan, Chief Commercial Officer, and Bryan Niketh, SVP Motor Company Product and Operations, will also serve on the LiveWire Board of Directors.

About LiveWire:

Building on a 10-year journey within Harley-Davidson and established as a separate division in 2019, LiveWire is an industry leading, all-electric motorcycle brand with a focus on the urban market, and a mission to pioneer the electric motorcycle space and beyond. As a pure-play EV brand with first-mover advantage, LiveWire has brand presence in North America and Europe, with planned expansion into additional markets including Asia. LiveWire has a deep track record of R&D investments and a clearly defined strategy to capture increasing market share and consumer adoption in the growing two-wheel EV transition, following significant investment to date, and a clear path to attractive long-term profitability. Learn more at www.livewire.com.

About Harley-Davidson:

Harley-Davidson, Inc. is the parent company of Harley-Davidson Motor Company and Harley-Davidson Financial Services. Our vision: Building our legend and leading our industry through innovation, evolution and emotion. Our mission: More than building machines, we stand for the timeless pursuit of adventure. Freedom for the soul. Since 1903, Harley-Davidson has defined motorcycle culture with an expanding range of leading-edge, distinctive and customizable motorcycles in addition to riding experiences and exceptional motorcycle accessories, riding gear and apparel. Harley-Davidson Financial Services provides financing, insurance and other programs to help get Harley-Davidson riders on the road. Learn more at www.harley-davidson.com.

Forward-Looking Statements Legend

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning Harley-Davidson’s, LiveWire EV, LLC (“LiveWire”)’s or ABIC’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the proposed business combination between LiveWire and ABIC (the “Business Combination”) will generate returns for shareholders. These forward-looking statements are based on Harley-Davidson’s, LiveWire’s or ABIC’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Harley-Davidson’s, LiveWire’s or ABIC’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against Harley-Davidson, LiveWire, ABIC or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ABIC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement transactions or the backstop facility contemplated by the Business Combination Agreement and related agreements, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of LiveWire or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of LiveWire to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for ABIC to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of ABIC’s securities and the attractiveness of the Business Combination to investors; (k) the possibility that Harley-Davidson, LiveWire and ABIC may be adversely affected by other economic, business, and/or competitive factors; (l) Harley-Davidson’s ability to execute its business plans and strategies, including The Hardwire; (m) LiveWire’s estimates of expenses and profitability and (n) other risks and uncertainties indicated from time to time in the final prospectus of ABIC, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Harley-Davidson, LiveWire Group, Inc. (“HoldCo”) or ABIC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Harley-Davidson, LiveWire, HoldCo and ABIC assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Harley-Davidson, LiveWire, HoldCo nor ABIC gives any assurance that either LiveWire or ABIC will achieve its expectations.

Additional Information and Where to Find It

In connection with the Business Combination, HoldCo and ABIC have filed on February 7, 2022 a registration statement on Form S-4 (File No. 333-262573) (as may be amended from time to time, the “Registration Statement”) as co- registrants that includes a preliminary proxy statement/prospectus of ABIC and a preliminary prospectus of HoldCo, and after the Registration Statement is declared effective, ABIC will mail a definitive proxy statement/prospectus relating to the Business Combination to ABIC’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of ABIC’s shareholders to be held to approve the Business Combination (and related matters). This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Harley-Davidson, HoldCo and ABIC may also file other documents with the SEC regarding the Business Combination. ABIC shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Harley-Davidson, LiveWire, HoldCo, ABIC and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to ABIC shareholders as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by ABIC through the website maintained by the SEC at www.sec.gov, or by directing a request to AEA-Bridges Impact Corp., PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102 Cayman Islands.

Participants in Solicitation

Harley-Davidson, LiveWire, ABIC and their respective directors and officers may be deemed participants in the solicitation of proxies of ABIC shareholders in connection with the Business Combination. ABIC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ABIC. A description of their interests in ABIC is contained in ABIC’s final prospectus related to its initial public offering, dated October 1, 2021 and in ABIC’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ABIC shareholders in connection with the Business Combination and other matters to be voted upon at the ABIC shareholder meeting is set forth in the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination is included in the Registration Statement. You may obtain free copies of these documents as described in the preceding paragraph.

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Media Contact:

Jenni Coats

jenni.coats@harley-davidson.com

+1 414 343 7902